May 7, 2007

James Murphy

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549

Re:	Petrohawk Energy Corporation

 Form 10-K for Fiscal Year Ended December 31, 2006

 Filed February 28, 2007

 File No. 0-25717

Dear Mr. Murphy:

This letter has been prepared in response to our discussion earlier today regarding comment two included in the Commission’s letter dated May 2, 2007. On behalf of Petrohawk Energy Corporation, I have reproduced the comment below, and included a specific response. The remaining comments from the May 2, 2007 letter will be addressed on or before May 15, 2007, however, for the reasons we discussed, we would appreciate your expedited review of our response to this comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Engineering Comments

Oil and Natural Gas Reserves, page 7

Core-Operating Areas, page 8

2.	We have reviewed your response to comment number ten. It is our understanding that obtaining spacing exceptions or revised density rules is not as routine as obtaining drilling permits. Any and all affected parties, such as landowners, royalty owners, working interest parties and offset operators and interest owners may object to these exceptions and rule changes in state oil and gas commission hearings. The decisions rendered can then be appealed. As there is no way to predict the outcome of these hearings, we do not believe it is appropriate to book proved reserves until such orders have been issued or exceptions granted. Please revise your reserves to include only those reserves where the necessary spacing orders have been approved.

Response

The fields affected by this comment are the Elm Grove/Caspiana and Terryville fields in North Louisiana. Petrohawk has drilled over 300 wells in these fields during the last five years and is currently operating 7 drilling rigs, drilling 30-40 wells per quarter. Obtaining “spacing orders” and drilling permits have been a uniquely routine and completely predicable part of this operation.

At both Elm Grove/Caspiana and Terryville, initial units were created (usually 640 acres) that allowed the drilling of one unit well, necessitating the designation of additional wells, known as “Alternate Unit Wells”, to effectively develop the unit. These Alternate Unit Wells require approval from the Louisiana Commissioner of Conservation. As you are aware this is different from many other areas where orders for drilling on particular spacing are pre-set and deviations from those orders involve more than routine approvals.

In areas other than the fields in question, obtaining spacing orders can be more difficult than obtaining drilling permits. While the approval of an Alternate Unit Well requires a hearing before the Louisiana Commissioner of Conservation and notification to interested parties, these hearings have historically been perfunctory and such orders have been granted as an ordinary and routine matter.

Over the course of drilling in these fields, Petrohawk and its predecessors have applied for, and been granted, 603 such orders, many of which cover multiple wellbores. Often we apply for 4-10 wells at a time in each order. Petrohawk has never been denied approval of any orders for Alternate Unit Wells in its history in these fields, nor has there ever been a protest or objection by any third party to a Spacing order. Furthermore, public records reflect that there have been over 1,600 Alternate Unit Well orders granted to all operators in the Elm Grove/Caspiana and Terryville fields, and to our knowledge, none has ever been denied. This long track record of approval creates a very high level of predictability in the outcome of this procedure.

Petrohawk applies for these orders in the normal course of business, just in time to have the order, drilling permit and AFE ready for upcoming rig activity. Because we view the obtaining of these orders as a certainty, we do not apply for a large number of orders very far ahead of time; we treat them just like a drilling permit as far as predictability. We generally apply for 10 to 15 such orders per month.

At year end 2006, we estimate that approximately 6% of the 279 BCFE PUDs that were listed in the year end 2006 reserve report for these fields were covered by approved Alternate Unit Well orders. Approximately 90% of these PUD reserves are operated by Petrohawk.

In the first quarter of 2007, Petrohawk drilled 17 BCFE of reserves listed as PUDs at year end 2006 and we estimate that today we have either drilled or have approved Alternate Unit Well orders, for approximately 17% of the listed PUDs at year end 2006.

Petrohawk believes that there is no reasonable risk that it will not obtain all required Alternate Unit Well orders when and as they are applied for. Based on this, we respectively submit that our treatment of these reserves as proved undeveloped is correct.

Closing Comments

As requested by the staff, we hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings with the U.S. Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please do not hesitate to call with any questions or additional comments regarding our response. I can be reached at (832) 204-2727.

Very truly yours,

/s/ Shane M. Bayless
Shane M. Bayless Executive Vice President, Chief Financial Officer and Treasurer